

17016885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BG Strategic Advisors, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach	**Florida**	**33401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon **(561) 932-1600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin [illegible] swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm **BG Strategic Advisors, LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Known personally
Managing Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SICP Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

Table of Contents


DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2017

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

BG Strategic Advisors, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	498,712
Accounts receivable, net		219,790
Prepaid expenses		40,167
Total current assets		758,669
Property and equipment, net		-
Total assets	$	758,669

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	12,607
Accrued expenses		72,034
Deferred revenue		1,500
Total current liabilities		86,141
Deferred rent		502
Member's equity		672,026
Total liabilities and member's equity	$	758,669

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Income and Changes in Member's Equity
For the Year Ended December 31, 2016

Revenues:	
Consulting income	$ 379,115
Success fees	3,430,153
Conference income	378,650
	4,187,918
Operating expenses:	
Conference and marketing	185,994
Insurance	5,103
Employee ancillary	30,093
Professional fees	240,177
Rent and utilities	25,826
Travel and entertainment	78,476
Salaries and wages	968,473
General and administrative	138,000
Bad debt	217,633
Regulatory	10,308
Total operating expenses	1,900,083
Operating income	2,287,835
Other income:	
Gain on sale of assets	31,200
Other income	1,947
Interest and tax exempt dividends	89
Total other income	33,236
Net income	2,321,071
Member's equity, beginning of the year	214,466
Distributions	(1,863,511)
Member's equity, end of the year	$ 672,026

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 2,321,071
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for doubtful accounts	190,636
Gain on sale of assets	(31,200)
(Increase) decrease in:	
Accounts receivable	(407,341)
Prepaid expenses	(22,296)
Deposits	4,000
Increase (decrease) in:	
Accounts payable	2,086
Accrued expenses	47,078
Deferred revenue	(388,363)
Deferred rent	502
Net cash provided by operating activities	1,716,173
Cash flows from investing activities	
Proceeds from sale of assets	31,200
Net cash provided by investing activities	31,200
Cash flows from financing activities:	
Net payments made on behalf of related parties	(63,511)
Distributions	(1,800,000)
Net cash used in financing activities	(1,863,511)
Net decrease in cash and cash equivalents	(116,138)
Cash and cash equivalents, beginning of year	614,850
Cash and cash equivalents, end of year	$ 498,712
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 271
Schedule of non-cash financing transactions:	
Non-cash distributions	$ 63,511

See accompanying notes to financial statements.

Note 1 – Description of Business

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition

The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Revenue also is generated by an annual Supply Chain Conference hosted by the Company. Conference revenue results from participants' registration fees and is recognized once the Conference takes place and services are delivered.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the Company's performance obligation have been fulfilled.

Accounts Receivable

The Company invoices for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are presented net of an allowance for doubtful accounts. Allowance for doubtful accounts at December 31, 2016 was $217,633.

Property and Equipment

The Company's property and equipment are carried at cost and have been fully depreciated using the straight-line method over the estimated economic useful lives of the assets.

Leases

The Company evaluates the lease classification for properties leased from third parties as either a capital lease or an operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as capital leases, the Company records property under capital leases and a capital lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under capital lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any capital leases during the year ended December 31, 2016.

The Company records rent expense for its operating leases with contractual rent increases on a straight-line basis from the "lease commencement date" as specified in the lease agreement until the end of the base lease term.

Date of Management Review

Management evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2017, the date at which the financial statements were available to be issued.

Note 3 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2016, the Company's cash equivalents include money market securities. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

Note 4 – Property & Equipment

Property and equipment is fully depreciated and consist of the following at December 31, 2016:

Office equipment	$	26,979
Furniture and fixtures		1,711
Property and equipment		28,690
Less: accumulated depreciation		(28,690)
Property and equipment, net	$	-

Depreciation expense was $0 for the year ended December 31, 2016.

Note 5 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer." Under the rule amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2016, amounts in excess of FDIC and SIPC insured limits were $21,615.

Note 6 – Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income for the year ended December 31, 2016.

Note 7 – Related Party Transactions

During 2016, the Company incurred costs of $25,093 on behalf of Cambridge Capital, an entity owned by the Managing Member. This related party receivable was transferred to the Managing Member through a non-cash distribution.

During 2016, the Company incurred costs of $43,918 on behalf of BGSA, Inc., its parent company. On June 6, 2014, BGSA Inc., the parent, purchased the office suite and a gratis rent agreement was set up for $500 per month. The gratis rent ended November 30, 2016 and the 2016 related expense was $5,500 and applied as an offset to the costs incurred on behalf of BGSA, Inc. BGSA, Inc. has satisfied its related party payable to the Company through a non-cash distribution to the Managing Member.

On December 1, 2016, the Company entered into a 10-year non-cancelable lease agreement for the same office suite with Oceanfront Holdings, LLC, an entity owned 50% by the Managing Member. The lease is a step-lease that requires an initial monthly rental payment of $4,500 plus tax and an annual increase of 2%. Rent expense is straight lined accordingly. The amount of rent expense incurred during 2016 was $5,272.

Note 7 – Related Party Transactions, continued

Future minimum lease payments are as follows:

Years ending December 31,		
2017	$	54,090
2018		55,172
2019		56,275
2020		57,401
2021		58,549
Thereafter		305,299
	$	586,786

Note 8 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Inc. adopted a non-standardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a discretionary profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's safe harbor matching and discretionary profit sharing contributions during the year ended December 31, 2016 were $25,864 and $46,710, respectively.

Note 9 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2016 is summarized below:

Shares granted and outstanding at January 1, 2016	1,900,000
Granted during the year	100,000
Forfeited during the year	(1,800,000)
Shares granted and outstanding at December 31, 2016	200,000

Of the 200,000 shares outstanding, 100,000 shares were vested at December 31, 2016.

Note 10 – Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

During prior years, the Company granted bonuses in the amount of $95,833 in the aggregate pursuant to its Long Term Incentive and Compensation Plan, the payments of which were contingent upon the occurrence of future events during 2016 and 2018. During 2016, the Company paid a previously deferred bonus in the amount of $10,000 and the remaining $85,833 were forfeited upon termination of employment.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2016.

At December 31, 2016, the Company had net capital of $402,095, which was $396,419 in excess of the required net capital of $5,676. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.21 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BG Strategic Advisors, LLC
Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:		
Total member's equity	$	672,026
Addition and/or credits:		
Non-refundable deferred revenues		-
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		219,790
Prepaid expenses		40,167
Total non-allowable assets		259,957
Other deductions and/or charges		-
Total deductions and/or charges		259,957
Net capital before haircuts on securities positions		412,069
Haircuts on securities		9,974
Net capital	$	402,095
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the Statement of Financial Condition or $5,000, whichever is greater		5,676
Excess net capital		396,419
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		86,643
Less: non-refundable deferred revenues		1,500
Aggregate indebtedness		85,143
Ratio of aggregate indebtedness to net capital		21.17%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2016		
Net capital, as reported in Company's Part II		402,095
Audit adjustments		-
Net capital, per December 31, 2016 audited report, as filed	$	402,095

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2016 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC
Schedule II – Supplementary Information Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2016

BG Strategic Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

BG Strategic Advisors, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

BG Strategic Advisors, LLC

Financial Statements

December 31, 2016

AMENDED for MISSING
"Report of Independent Public Accounting Firm"



DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures on Schedule of Assessment and Payments (Form SIPC-7)

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by BG Strategic Advisors, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. BG Strategic Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2017

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2016

BG StrategicAdvisors, LLC. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.



Benjamin Gordon
President



Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) BG Strategic Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Strategic Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) BG Strategic Advisors, LLC stated that BG Strategic Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BG Strategic Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BG Strategic Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2017

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828